VIA EDGAR

December 19, 2022

Attention:	Mr. Ruairi Regan

Re:	Horizon Space Acquisition I Corp. Registration Statement on Form S-1, as amended File No. 333-268578

Dear Mr. Regan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Network 1 Financial Securities, Inc., the underwriter (the “Underwriter”), hereby joins in the request of Horizon Space Acquisition I Corp. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-268578) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective on December 21, 2022, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. Pursuant to Rule 460 under the Securities Act, please be advised that we distributed as many copies of the preliminary prospectus dated December 9, 2022, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Network 1 Financial Securities, Inc.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director